UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 5, 2026

Farmers National Banc Corp.

(Exact name of registrant as specified in its charter)

Ohio	001-35296	34-1371693
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

20 South Broad Street, P.O. Box 555, Canfield, Ohio	44406-0555
(Address of principal executive offices)	(Zip Code)

(330) 533-3341

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, No Par Value	FMNB	The NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

On February 5, 2026, Farmers National Banc Corp. (the “Company”) issued a joint press release with Middlefield Banc Corp., an Ohio corporation and bank holding company (“Middlefield”), announcing that the Company has received all regulatory approvals necessary to complete the proposed merger of Middlefield with and into the Company, and the related merger of The Middlefield Banking Company, the banking subsidiary of Middlefield, with and into The Farmers National Bank of Canfield, the national banking subsidiary of the Company. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Pursuant to General Instruction B.2 of Current Report on Form 8-K, the information in this Item 7.01 and Exhibit 99.1 shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. Furthermore, the information in this Item 7.01 and Exhibit 99.1 shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act, except as may be expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

99.1	Press Release dated February 5, 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farmers National Banc Corp.

By:	/s/ Kevin J. Helmick
Kevin J. Helmick
President and Chief Executive Officer

Date: February 5, 2026

Exhibit 99.1

Farmers National Banc Corp. and Middlefield Banc Corp. Announce Regulatory Approvals for Merger

CANFIELD, Ohio & MIDDLEFIELD, Ohio – February 5, 2026 – Farmers National Banc Corp. (“Farmers”) (NASDAQ: FMNB), the holding company for The Farmers National Bank of Canfield (“Farmers National Bank”), and Middlefield Banc Corp. (“Middlefield”) (NASDAQ: MBCN), the holding company for The Middlefield Banking Company (“Middlefield Bank”), jointly announced today that they have received all regulatory approvals necessary to complete the proposed merger of Middlefield with and into Farmers (the “Merger”) pursuant to the Agreement and Plan of Merger dated October 22, 2025. The Merger is expected to be completed during the first quarter of 2026.

About Farmers National Banc Corp.

Founded in 1887, Farmers National Banc Corp. is a diversified financial services company headquartered in Canfield, Ohio, with $5.2 billion in banking assets at December 31, 2025. Farmers National Banc Corp.’s wholly-owned subsidiaries are comprised of The Farmers National Bank of Canfield, a full-service national bank engaged in commercial and retail banking with 62 banking locations in Mahoning, Trumbull, Columbiana, Portage, Stark, Wayne, Medina, Geauga and Cuyahoga Counties in Ohio and Beaver, Butler, Allegheny, Jefferson, Clarion, Venango, Clearfield, Mercer, Elk and Crawford Counties in Pennsylvania, and Farmers Trust Company, which operates trust offices and offers services in the same geographic markets. Total wealth management assets under care at December 31, 2025 are $4.7 billion. Farmers National Insurance, LLC, a wholly-owned subsidiary of The Farmers National Bank of Canfield, offers a variety of insurance products.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 based upon Farmers’ and Middlefield’s current expectations. . Forward-looking statements are not historical facts but instead represent only management’s current expectations and forecasts regarding future events, many of which, by their nature, are inherently uncertain and outside of Farmers’ control. Forward- looking statements are identified by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “project,” “plan,” “expect,” “goal,” “seek,” “future,” “likely” or the negative or plural of these words and similar expressions, as well as any statements related to future expectations of performance or conditional verbs, such as “will,” “would,” “should,” “could” or “may.”

Forward-looking statements are not a guarantee of future performance and actual future results could diﬀer materially from those contained in forward-looking information. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are diﬃcult to predict and many of which are outside of Farmers’ and Middlefield’s control. Numerous uncertainties, risks, and changes could cause or contribute to each of Farmers’ and Middlefield’s actual results, performance, and achievements to be materially diﬀerent from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these diﬀerences include, without limitation, the possibility that the closing of the proposed transaction is delayed or does not occur at all because required shareholder approval or other conditions to the transaction are not obtained or satisfied on a timely basis or at all; and other factors disclosed periodically in both Farmers’ and Middlefield’s filings with the Securities and Exchange Commission (the “SEC”) including each of Farmers’ and Middlefield’s Annual Report on Form 10-K for the year ended December 31, 2024, subsequent Quarterly Reports on Form 10-Q and the Registration Statement on Form S-4 related to the Merger filed with the SEC. Such reports are available on the SEC’s website at www.sec.gov, on Farmers’ website at www.farmersbankgroup.com under the “Investor Relations” section, and on Middlefield’s website at www.middlefieldbank.bank.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, readers should not rely on any forward-looking statement as a prediction of future events. Any forward-looking statement speaks only as of the date on which it is made, and Farmers and Middlefield expressly disclaims any obligation to update its forward-looking statements whether as a result of new information, future events or otherwise.

OTHER INFORMATION

In connection with the Merger, Farmers has filed relevant materials with the SEC, including a Registration Statement on Form S-4 that contains a definitive joint proxy statement/prospectus of Farmers and Middlefield (the “joint proxy statement/ prospectus”). The Registration Statement was declared eﬀective on December 15, 2025, and Farmers has filed or may file other documents regarding the Merger with the SEC. The joint proxy statement/prospectus was mailed to Farmers’ and Middlefield’s shareholders seeking certain approvals related to the Merger. This press release does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which the oﬀer, solicitation or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No oﬀer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933, as amended. This document is not a substitute for the joint proxy statement/prospectus or for any other document that Farmers has filed or may file with the SEC in connection with the Merger.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FARMERS, MIDDLEFIELD, THE MERGER AND RELATED MATTERS THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE MERGER.

The respective directors and executive officers of Farmers and Middlefield and other persons may be deemed to be participants in the solicitation of proxies from Farmers and Middlefield shareholders with respect to the Merger. Information regarding the directors of Farmers is available in its proxy statement filed with the SEC on March 18, 2025 in connection with its 2025 Annual Meeting of Shareholders and information regarding the executive officers of Farmers is available in its Form 10-K filed with the SEC on March 6, 2025. Information regarding the directors of Middlefield is available in its proxy statement filed with the SEC on April 4, 2025 in connection with its 2025 Annual Meeting of Shareholders and information regarding the directors and executive officers of Middlefield is available in its Form 10-K filed with the SEC on March 13, 2025. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus that is included in the Registration Statement and other relevant materials to be filed with the SEC.

The joint proxy statement/prospectus and other documents filed by Farmers or Middlefield with the SEC are available free of charge from the SEC’s website at www.sec.gov or through Farmers’ website at www.farmersbankgroup.com or Middlefield’s website at www.middlefieldbank.bank. Before making any voting or investment decision, investors and shareholders of Farmers and Middlefield are urged to read carefully the entire registration statement and definitive joint proxy statement/prospectus, including any amendments thereto, because they contain important information about the proposed transaction.

Farmers Contact:

Amber Wallace

Executive Vice President, Chief Retail/Marketing Officer

330-720-6441

awallace@farmersbankgroup.com